UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

CONTEXTLOGIC, INC.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

21077C107

(CUSIP Number)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21077C107	13G

1.	NAMES OF REPORTING PERSONS Formation8 Partners Fund I, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 62,208,126 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 62,208,126 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,208,126 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.9% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such shares are held of record by F8 LP (as defined in Item 2(a) below). F8 GP (as defined in Item 2(a) below) is the general partner of F8 LP. James Kim, Brian Koo and Joe Lonsdale, a member of the Issuer’s board of directors, are the managing members of F8 GP and may be deemed to share voting, investment and dispositive power with respect to the shares held by F8 LP.

(2)

Based on 483,923,481 shares of Common Stock outstanding, consisting of (i) 5,800,630 shares of Class B Common Stock held of record by F8 LP, which are convertible into shares of Common Stock at any time at the election of F8 LP and (ii) 478,122,851 shares of Common Stock outstanding, (assuming no exercise by the underwriters of their option to purchase additional shares), as reported by the Issuer in its final prospectus dated December 15, 2020 and filed with the Securities and Exchange Commission on December 17, 2020 pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended (the “Prospectus”).

CUSIP No. 21077C107	13G

1.	NAMES OF REPORTING PERSONS F8 Starlight SPV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,399,550 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,399,550 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,399,550 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.1% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such shares are held of record by F8 Starlight (as defined in Item 2(a) below). F8 GP is the general partner of F8 Starlight. James Kim, Brian Koo and Joe Lonsdale, a member of the Issuer’s board of directors, are the managing members of F8 GP and may be deemed to share voting, investment and dispositive power with respect to the shares held by F8 Starlight.

(2)	Based on 478,122,851 shares of Common Stock outstanding, (assuming no exercise by the underwriters of their option to purchase additional shares), as reported by the Issuer in its Prospectus.

CUSIP No. 21077C107	13G

1.	NAMES OF REPORTING PERSONS F8 Starlight II SPV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,579,080 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,579,080 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,579,080 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such shares are held of record by F8 Starlight II (as defined in Item 2(a) below). F8 GP is the general partner of F8 Starlight II. James Kim, Brian Koo and Joe Lonsdale, a member of the Issuer’s board of directors, are the managing members of F8 GP and may be deemed to share voting, investment and dispositive power with respect to the shares held by F8 Starlight II.

(2)	Based on 478,122,851 shares of Common Stock outstanding, (assuming no exercise by the underwriters of their option to purchase additional shares), as reported by the Issuer in its Prospectus.

CUSIP No. 21077C107	13G

1.	NAMES OF REPORTING PERSONS Formation8 GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 69,186,756 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 69,186,756 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,186,756 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.3% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Consists of (i) 62,208,126 shares held of record F8 LP, (ii) 5,399,550 shares held of record by F8 Starlight and (iii) 1,579,080 shares held of record by F8 Starlight II. F8 GP is the general partner of each of F8 LP, F8 Starlight and F8 Starlight II. James Kim, Brian Koo and Joe Lonsdale, a member of the Issuer’s board of directors, are the managing members of F8 GP and may be deemed to share voting, investment and dispositive power with respect to the shares held by each of F8 LP, F8 Starlight and F8 Starlight II.

(2)

Based on 483,923,481 shares of Common Stock outstanding, consisting of (i) 5,800,630 shares of Class B Common Stock held of record by F8 LP, which are convertible into shares of Common Stock at any time at the election of F8 LP and (ii) 478,122,851 shares of Common Stock outstanding, (assuming no exercise by the underwriters of their option to purchase additional shares), as reported by the Issuer in its Prospectus.

CUSIP No. 21077C107	13G

1.	NAMES OF REPORTING PERSONS 8VC Co-Invest Fund I, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,822,530 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,822,530 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,822,530 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such shares are held of record by 8VC Co-Invest LP (as defined in Item 2(a) below). 8VC Co-Invest GP (as defined in item 2(a) below) is the general partner of 8VC Co-Invest LP. Joe Lonsdale, a member of the Issuer’s board of directors, is the sole managing member of 8VC Co-Invest GP and may be deemed to have voting, investment and dispositive power with respect to the shares held by 8VC Co-Invest LP.

(2)

Based on 478,895,421 shares of Common Stock outstanding, consisting of (i) 772,570 shares of Class B Common Stock held of record by 8VC Co-Invest LP, which are convertible into shares of Common Stock at any time at the election of 8VC Co-Invest LP and (ii) 478,122,851 shares of Common Stock outstanding, (assuming no exercise by the underwriters of their option to purchase additional shares), as reported by the Issuer in its Prospectus.

CUSIP No. 21077C107	13G

1.	NAMES OF REPORTING PERSONS 8VC Co-Invest GP I, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,822,530 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,822,530 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,822,530 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All such shares are held of record by 8VC Co-Invest LP. 8VC Co-Invest GP is the general partner of 8VC Co-Invest LP. Joe Lonsdale, a member of the Issuer’s board of directors, is the sole managing member of 8VC Co-Invest GP and may be deemed to have voting, investment and dispositive power with respect to the shares held by 8VC Co-Invest LP.

(2)

Based on 478,895,421 shares of Common Stock outstanding, consisting of (i) 772,570 shares of Class B Common Stock held of record by 8VC Co-Invest LP, which are convertible into shares of Common Stock at any time at the election of 8VC Co-Invest LP and (ii) 478,122,851 shares of Common Stock outstanding, (assuming no exercise by the underwriters of their option to purchase additional shares), as reported by the Issuer in its Prospectus.

CUSIP No. 21077C107	13G

1.	NAMES OF REPORTING PERSONS Anduin I, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,470,940 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,470,940 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,470,940 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such shares are held of record by Anduin I (as defined in Item 2(a) below). Anduin GP (as defined in item 2(a) below) is the general partner of Anduin I. Joe Lonsdale, a member of the Issuer’s board of directors, is the sole managing member of Anduin GP and may be deemed to have voting, investment and dispositive power with respect to the shares held by Anduin I.

(2)	Based on 478,122,851 shares of Common Stock outstanding, (assuming no exercise by the underwriters of their option to purchase additional shares), as reported by the Issuer in its Prospectus.

CUSIP No. 21077C107	13G

1.	NAMES OF REPORTING PERSONS Anduin Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,470,940 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,470,940 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,470,940 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All such shares are held of record by Anduin I. Anduin GP is the general partner of Anduin I. Joe Lonsdale, a member of the Issuer’s board of directors, is the sole managing member of Anduin GP and may be deemed to have voting, investment and dispositive power with respect to the shares held by Anduin I.

(2)	Based on 478,122,851 shares of Common Stock outstanding, (assuming no exercise by the underwriters of their option to purchase additional shares), as reported by the Issuer in its Prospectus.

CUSIP No. 21077C107	13G

1.	NAMES OF REPORTING PERSONS CL SPV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,447,770 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,447,770 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,447,770 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such shares are held of record by CL SPV (as defined in Item 2(a) below). 8VC GP I (as defined in item 2(a) below) is the general partner of CL SPV. Joe Lonsdale, a member of the Issuer’s board of directors, is the sole managing member of 8VC GP I and may be deemed to have voting, investment and dispositive power with respect to the shares held by CL SPV.

(2)	Based on 478,122,851 shares of Common Stock outstanding, (assuming no exercise by the underwriters of their option to purchase additional shares), as reported by the Issuer in its Prospectus.

CUSIP No. 21077C107	13G

1.	NAMES OF REPORTING PERSONS 8VC GP I, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,447,770 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,447,770 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,447,770 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All such shares are held of record by CL SPV. 8VC GP I is the general partner of CL SPV. Joe Lonsdale, a member of the Issuer’s board of directors, is the sole managing member of 8VC GP I and may be deemed to have voting, investment and dispositive power with respect to the shares held by CL SPV.

(2)	Based on 478,122,851 shares of Common Stock outstanding, (assuming no exercise by the underwriters of their option to purchase additional shares), as reported by the Issuer in its Prospectus.

CUSIP No. 21077C107	13G

1.	NAMES OF REPORTING PERSONS Joe Lonsdale
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 7,696,940 (1)
	6.	SHARED VOTING POWER 69,186,756 (2)
	7.	SOLE DISPOSITIVE POWER 7,696,940 (1)
	8.	SHARED DISPOSITIVE POWER 69,186,756 (2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,883,696 (1)(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.8% (3)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of (i) 705,700 shares of Common Stock held of record by Joe Lonsdale, (ii) 2,822,530 shares of Common Stock held of record by 8VC Co-Invest LP, (iii) 1,470,940 shares of Common Stock held of record by Anduin I, (iv) 2,447,770 shares of Common Stock held of record by CL SPV and (v) 250,000 shares of Common Stock subject to stock option awards that have been granted to Joe Lonsdale in his capacity as a director of the Issuer and that are exercisable as of or within 60 days of December 31, 2020. Anduin GP is the general partner of Anduin I. Joe Lonsdale, a member of the Issuer’s board of directors, is the sole managing member of Anduin GP and may be deemed to have voting, investment and dispositive power with respect to the shares held by Anduin I. 8VC GP I is the general partner of CL SPV. Joe Lonsdale, a member of the Issuer’s board of directors, is the sole managing member of 8VC GP I and may be deemed to have voting, investment and dispositive power with respect to the shares held by CL SPV.

(2)

Consists of (i) 62,208,126 shares held of record F8 LP, (ii) 5,399,550 shares held of record by F8 Starlight, and (iii) 1,579,080 shares held of record by F8 Starlight II. F8 GP is the general partner of each of F8 LP, F8 Starlight and F8 Starlight II. James Kim, Brian Koo and Joe Lonsdale, a member of the Issuer’s board of directors, are the managing members of F8 GP and may be deemed to share voting, investment and dispositive power with respect to the shares held by each of F8 LP, F8 Starlight and F8 Starlight II.

(3)

Based on 485,651,751 shares of Common Stock outstanding, consisting of (i) 250,000 shares of Common Stock subject to stock option awards that have been granted to Joe Lonsdale in his capacity as a director of the Issuer that are exercisable as of or within 60 days of December 31, 2020, (ii) 5,800,630 shares of Class B Common Stock held of record by F8 LP, which are convertible into shares of Common Stock at any time at the election of F8 LP, (iii) 772,570 shares of Class B Common Stock held of record by 8VC Co-Invest LP, which are convertible into shares of Common Stock at any time at the election of 8VC Co-Invest LP and , (iv) 705,700 shares of Class B Common Stock held of record by Joe Lonsdale, which are convertible into shares of Common Stock at any time at the election of Joe Lonsdale (v) 478,122,851 shares of Common Stock outstanding (assuming no exercise by the underwriters of their option to purchase additional shares), as reported by the Issuer in its Prospectus.

CUSIP No. 21077C107	13G

Item 1(a).	Name of Issuer:

ContextLogic, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

One Sansome Street 40th Floor

San Francisco, California 94104

Item 2(a).	Name of Person Filing:

This joint statement on Schedule 13G is being filed by Formation8 Partners Fund I, L.P. (“F8 LP”), Formation8 GP, LLC (“F8 GP”), 8VC Co-Invest Fund I, L.P. (“8VC Co-Invest LP”), 8VC Co-Invest GP I, LLC (“8VC Co-Invest GP”), F8 Starlight SPV, L.P. (“F8 Starlight”), F8 Starlight II SPV, L.P. (“F8 Starlight II”), Anduin I, L.P. (“Anduin I”), Anduin Capital Management, LLC (“Anduin GP”), CL SPV, L.P. (“CL SPV”) and 8VC GP I, LLC (“8VC GP I” together with F8 LP, F8 GP, 8VC Co-Invest LP, 8VC Co-Invest GP, F8 Starlight, F8 Starlight II, Anduin I, Anduin GP and CL SPV, the “Reporting Entities”) and Joe Lonsdale (“Lonsdale” together with the Reporting Entities, the “Reporting Persons”) Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2(b)	Address of Principal Business Office, or if None, Residence:

The address of the principal business office of each of F8 LP, F8 GP, F8 Starlight, F8 Starlight II, Anduin I, and Anduin GP is: 4962 El Camino Real, Suite 212, Los Altos, CA, 94022.

The address of the principal business office of 8VC Co-Invest LP, 8VC Co-Invest GP, CL SPV, and 8VC GP I is: Pier 5, Suite 101, San Francisco, CA 94111.

The address of the principal business office of Lonsdale is: 907 South Congress Avenue, Austin, TX 78704.

Item 2(c).	Citizenship:

Each of F8 GP, 8VC Co-Invest GP, Anduin GP and 8VC GP I is a limited liability company organized under the laws of the State of Delaware. Each of F8 LP, 8VC Co-Invest LP, F8 Starlight, F8 Starlight II, Anduin I and CL SPV is a limited partnership organized under the laws of the State of Delaware. Lonsdale is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, $0.0001 par value per share (“Common Stock”).

Item 2(e).	CUSIP Number:

21077C107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Row 9 of the cover page for each Reporting Person and the corresponding footnotes.*

(b)	Percent of class:

See Row 11 of the cover page for each Reporting Person and the corresponding footnotes.*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See Row 5 of the cover page for each Reporting Person and the corresponding footnotes.*

(ii)	Shared power to vote or to direct the vote

See Row 6 of the cover page for each Reporting Person and the corresponding footnotes.*

(iii)	Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for each Reporting Person and the corresponding footnotes.*

(iv)	Shared power to dispose or to direct the disposition of

See Row 8 of the cover page for each Reporting Person and the corresponding footnotes.*

*	Each of the Reporting Persons disclaims beneficial ownership as to such securities, except to the extent of his, her or its pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited partnership agreements of each of F8 LP, 8VC Co-Invest LP, F8 Starlight, F8 Starlight II, Anduin I and CL SPV and the limited liability company agreements of each of F8 GP, 8VC Co-Invest GP, Anduin GP and 8VC GP I, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of securities of the Issuer owned by each such entity of which they are a partner or member, as the case may be.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of the Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

Material to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement.

CUSIP No. 21077C107	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021

FORMATION8 PARTNERS FUND I, L.P.		FORMATION8 GP, LLC

By:	Formation8 GP, LLC

By:	/s/ Joe Lonsdale	By:	/s/ Joe Lonsdale
Name:	Joe Lonsdale	Name:	Joe Lonsdale
Title:	Managing Member	Title:	Managing Member

F8 STARLIGHT SPV, L.P		F8 STARLIGHT II SPV, L.P.

By:	Formation8 GP, LLC	By:	Formation8 GP, LLC

By:	/s/ Joe Lonsdale	By:	/s/ Joe Lonsdale
Name:	Joe Lonsdale	Name:	Joe Lonsdale
Title:	Managing Member	Title:	Managing Member

ANDUIN I, L.P.		ANDUIN CAPITAL MANAGEMENT, LLC

By:	Anduin Capital Management, LLC

By:	/s/ Joe Lonsdale	By:	/s/ Joe Lonsdale
Name:	Joe Lonsdale	Name:	Joe Lonsdale
Title:	Managing Member	Title:	Managing Member

CL SPV, L.P.		8VC GP I, LLC

By:	8VC GP I, LLC

By:	/s/ Joe Lonsdale	By:	/s/ Joe Lonsdale
Name:	Joe Lonsdale	Name:	Joe Lonsdale
Title:	Managing Member	Title:	Managing Member

8VC CO-INVEST FUND I, L.P.		8VC CO-INVEST GP I, LLC

By:	8VC Co-Invest GP I, LLC

By:	/s/ Joe Lonsdale	By:	/s/ Joe Lonsdale
Name:	Joe Lonsdale	Name:	Joe Lonsdale
Title:	Managing Member	Title:	Managing Member

By:	/s/ Joe Lonsdale
Name:	Joe Lonsdale